

March 21, 2011

Mr. John G. Sznewajs
Chief Financial Officer
MASCO CORP /DE/
21001 Van Born Road
Taylor, MI 48180

> **Re: MASCO CORP /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2011**
> **Response Letter Dated March 31, 2011**
> **File No. 1-05794**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 7

1.   We note your response to comment three of our letter dated March 21, 2011. However,
        your proposed disclosure appears to merely repeat your current disclosure and also
        inappropriately qualifies your risk factor disclosure. As such, we reissue comment three.
        In future filings, please remove the limitation on the scope of your risk factors, or revise
        to clarify that you have discussed all known material risks.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 86

2.   We note your response to comment 11 of our letter dated March 21, 2011 appears to only
        address the first half of comment 11. You state that your business process initiatives
        "have resulted in modifications to certain internal controls." To the extent that these
        modifications in your internal controls over financial reporting have materially affected,
        or are reasonably likely to materially affect, your internal control over financial reporting,
        please tell us what these modifications are, and revise your disclosure accordingly in
        future filings. Refer to Item 308(c) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Summary of Compensation Decisions for 2010, page 15
Base Salary, page 15

3.   We note the disclosure that the committee adjusted base salaries by analyzing the peer
        group data. With a view toward future disclosure, please tell us how this data was used
        to adjust base salaries, such as targeting specific percentiles. Please also clarify whether
        the committee utilized any other factors in setting base salary, such as individual
        performance.

4.   We note your statement that Mr. Wadhams' current salary approximates the bottom
        quartile of market compensation for his position. With a view toward future disclosure,
        please show us similar disclosure for your other named executive officers.

5.   You disclose the base salary for each of your named executive officers but only the percentage increase for Mr. Anderson. In future filings, please disclose Mr. Anderson's base salary as well.

Performance-Based Cash Bonus and Restricted Stock Opportunities, page 15

6.   We note your statement on page 16 that opportunity targets are based on the committee's review of your peer companies and executive compensation survey data. We further note on page 17 that you grant stock options with a view to making target total compensation competitive with the median target compensation for similarly situated executives in your peer group. With a view toward future disclosure, please tell us where the opportunity targets for your named executive officers fell relative to your peer group. Additionally, please tell us how cash bonuses and total compensation actually paid to your named executive officers compare to your peer group.

Stock Ownership Requirement, page 21

7.   With a view toward future disclosure, please tell us whether the board has established stock ownership guidelines for directors and, if so, the current status of compliance.

        You may contact Jessica Dickerson at (202) 551-3749, or Andrew Schoeffler at (202) 551-3748 if you have questions regarding legal comments or me at (202) 551-3689 with any other questions.

                                        Sincerely,

                                        John M. Hartz
                                        Senior Assistant Chief Accountant